Exhibit 21

Subsidiaries

Name	Jurisdiction of Incorporation or Formation

Midland Credit Management, Inc.	Kansas
MRC Receivables Corporation	Delaware
Midland Funding NCC-2 Corporation	Delaware
Midland Portfolio Services, Inc.	Delaware
Midland Funding LLC	Delaware
Ascension Capital Group, Inc.	Delaware
Midland India LLC	Minnesota
Midland Credit Management India Private Limited	Delhi, India
Midland International LLC	Delaware
Midland Credit Management (Mauritius) Ltd	Mauritius
MCM Midland Management Costa Rica, S.r.L.	Costa Rica